Exhibit 14

Effective Date:	January 1, 2003
Supersedes:	October 31, 2001

1-02 Code of Business Conduct and Ethics

Eligibility Requirements

Locations:	All
Employee Classifications:	All
Service:	Date of Hire

Detailed definitions are outlined in the Preface and Glossary section at the beginning of this handbook. Specific circumstances and local ordinance, regulations, or laws may require an exception to policy for the different locations. These exceptions will be so noted where appropriate in the policy.

Corporate Philosophy

Our Shared Values establish the basis of this Code of Business Conduct and Ethics. At Symmetricom we believe honesty and fairness pays in the long run and the telling the truth will benefit everyone. We will not do anything that could harm or embarrass our Company, customers, employees, suppliers or shareholders. Symmetricom sets forth standards for business conduct and ethics for director, officers and employees, wherever located, who are referred to collectively as “employees”. This Code should be considered to be a minimum standard. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, these higher standards must be adhered to.

We define “code of ethics” as standards reasonably necessary to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; and compliance with applicable rules and regulations.

Other policies to reference-

•	Policy 1-01, Equal Employment Opportunity (EEO)

•	Policy 1-03, Insider Trading

•	Policy 1-05, Standards of Conduct

•	Policy 1-06, Harassment

•	Policy 1-11, Environmental Compliance

•	Policy 1-13, Drug-Free Workplace

•	Policy 1-16, Confidentiality and Company Property

•	Policy 1-18, Disclosure of Employment Information

•	Policy 1-19, Request of Governmental Representatives

•	Policy 1-20, Foreign Corruption Practices

•	Policy 2-04, Potential Conflicts of Employment

•	Policy 7-01, Internet, Email, Voicemail and Computers Code of Conduct

•	Policy 8-03, Reporting Questionable Accounting and Auditing Matters

•	Policy 9-04, Workplace Violence

Documents or forms to reference-

•	Invention Assignment and Secrecy Agreement

Specific Policy - All

It is the policy of Symmetricom, Inc. that employees adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities.

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code for employees may be made only by an executive officer of the Company. The Company’s Board of Directors or a Committee of the Board of Directors must approve any waiver of this Code for executive officers or directors. Waivers of this Code for executive officers and directors will be promptly disclosed to the Company’s shareholders if required under applicable rules of the SEC or NASDAQ.

Effective Date:	January 1, 2003
Supersedes:	October 31, 2001

If there is a question regarding this Code it may be submitted on a confidential and anonymous basis to any member of the management team or to Human Resources. All employees are encouraged to seek advice if there is a question prior to taking action. Employees are also encouraged to read the other policies referenced above as many additional details of the Company’s business practices and the ways we conduct our business are covered in the policies.

Honest and Ethical Conduct - The Avoidance of Conflicts of Interest

Each employee must engage in honest and ethical conduct at all times, including without limitation the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Each employee should actively avoid any private interest that may influence his or her ability to act in the interests of the Company or that makes it difficult to perform his or her work objectively and effectively. A conflict of interest occurs when an employee’s private interest interferes, or even appears to interfere, in any way with the interests of the Company as a whole. Examples, of conflicts of interest include, without limitation, the following:

•	No employee may be employed by, serve as a director of, or provide any services to a company that is or seeks to be a customer, supplier or competitor of the Company.

•	No employee may obtain improper personal benefits or favors because of his or her position with the Company.

•	No employee may have a financial interest (ownership or otherwise) in any company that is or seeks to be a customer, supplier or competitor of the Company. This guideline does not prohibit an employee from owning a passive investment of less than 1% of the outstanding equity securities of a company that is listed on a national securities exchange or traded on NASDAQ.

•	No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is or seeks to be a customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

•	No employee may serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests may conflict with those of the Company. Employees must obtain prior approval from the Chief Executive Officer (CEO) or Chief Financial Officer (CFO) before accepting any board or committee position. The Company may revisit its approval of any such position at any time to determine whether service in such position is still appropriate.

Disclosure of Conflicts of Interest

The Company requires that employees fully disclose any situations that may give rise to a conflict of interest. If an employee suspects that he or she has a conflict of interest, or something that others could perceive as a conflict of interest, the employee must report it immediately to the employee’s supervisor or the CEO or CFO. Such situations are not automatically prohibited; they are not desirable and may only be waived by the CEO or CFO of the Company. Conflicts of interests of executive officers and directors may only be waived by the Company’s Board of Directors or a Committee of the Board of Directors. Waivers of conflicts of interest for executive officers and directors will be promptly disclosed to the Company’s shareholders if required under applicable rules of the Securities and Exchange Commission (the “SEC”) or NASDAQ.

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee’s objectivity in making decisions on behalf of the Company. For example, it is a conflict of interest if a family member is employed by, or has a significant financial interest in, a company that is a customer, supplier or competitor of the Company. It is also a conflict of interest if a family member obtains loans or guarantees of personal obligations from, or enters into any other personal financial transaction with, any company that is or seeks to be a customer, supplier or competitor of the Company. Similarly, receipt of improper personal benefits or favors by family members creates a conflict of interest. We believe that family members are a good source of qualified applicants but there are specific conditions related to the selection and placement of a family member. Please refer to our policy covering Potential Conflicts of Employment for details.

If a family member of an employee is employed by, or has a significant financial interest in, a company that is or seeks to be a customer, supplier or competitor of the Company, the employee will be prohibited from

Effective Date:	January 1, 2003
Supersedes:	October 31, 2001

participating in business decisions with respect to such company. It is also inappropriate for the employee to discuss the Company’s confidential information with family members that have such conflicting interests. For purposes of this Code, “family members” of an employee include that employee’s spouse or life-partner, brothers or sisters, parents, in-laws and children.

Financial Reporting

The Company is required to report its financial results and a great deal of other financial information to the public and the SEC. The Company is also subject to various securities laws and regulations. It is the Company’s policy to promptly disclose accurate and complete information regarding the Company’s finances. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and cause legal liability.

Employees should be on guard for, and promptly report, evidence of improper financial reporting. Examples of suspicious activities that should be reported include:

•	Financial results that seem inconsistent with the performance of underlying business transactions;

•	Inaccurate Company records, such as overstated expense reports, or erroneous time sheets or invoices;

•	Transactions that do not seem to have a good business purpose; and

•	Requests to circumvent ordinary review and approval procedures.

The Company’s Chief Executive Officer “CEO”, Chief Financial Officer “CFO”, senior financial officers and other employees working in the Accounting Department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable. Such employees must understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

Company Records

Accurate and reliable records are crucial to the Company’s business. The Company’s records are the basis of its earnings statements, financial reports and other disclosures to the public, and the source of essential data that guides business decision-making and strategic planning. Company records include booking information, employee files (timecards, expense reports, payroll and the like), e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of our business.

All Company records must be complete, accurate and reliable in all respects. There is never a reason to make false or misleading entries. In addition, undisclosed or unrecorded funds, payments or receipts are strictly prohibited. Each employee is responsible for understanding and complying with the Company’s record keeping policy.

Corporate Opportunities

Employees have an obligation to advance the Company’s interests when the opportunity to do so arises. If an employee discovers a business opportunity that is in the Company’s line of business or that the Company may have an interest in pursuing, the employee must first present the business opportunity to the Company before pursuing the opportunity in an individual capacity. No employee may use corporate property, information or his or her position for personal gain, and no employee may compete with the Company either directly or indirectly.

The Company requires that employees fully disclose to their managers the terms and conditions of each business opportunity covered by this Code. The manager will contact the appropriate persons to determine whether the Company wishes to pursue the business opportunity. If the Company waives its right to pursue the business opportunity, which must be authorized by an executive officer of the Company, the employee may pursue the business opportunity on the same terms and conditions offered to the Company and consistent with the other ethical guidelines set forth in this Code. Only the Board of Directors or a Committee of the Board of Directors may waive business opportunities available to executive officers and directors. Waivers of business opportunities for executive officers or directors will be promptly disclosed to the Company’s shareholders if required under applicable rules of the SEC or NASDAQ.

Effective Date:	January 1, 2003
Supersedes:	October 31, 2001

Confidential Information

Employees have access to a variety of confidential information while employed by the Company. Confidential information includes, without limitation, all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed. Employees have a duty to safeguard all confidential information, except when disclosure is authorized or legally mandated. An employee’s obligation to protect confidential information continues after an employee leaves the Company. Unauthorized disclosure of confidential information could cause competitive harm to the Company and could result in legal liability to the employee and the Company.

When discussing or in possession of confidential information, employees should always be aware of their surroundings. Employees should not discuss Company business in the presence of employees or others who do not have a right or need to know. Employees should be particularly careful in public places. In appropriate circumstances, an employee’s manager or other appropriate Company personnel may authorize the disclosure of confidential information. Any outside requests for Company information should only be handled by authorized persons. Any question or concern regarding whether disclosure of Company information is legally mandated should be promptly referred to the CFO or to Human Resources Management.

As a result of the Company’s business relationships with customers, suppliers and others, Company employees may also have access to and be entrusted with confidential information of other companies. In these cases, other companies’ confidential information must be afforded the same protection as the Company’s confidential information.

Competition and Fair Dealing

The Company competes vigorously but fairly. All employees are obligated to deal fairly with the Company’s customers, suppliers and competitors. Employees will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation or any other unfair-dealing practice.

•	Customer Relationships: The Company’s business success depends upon its ability to foster lasting customer relationships. Trust is the cornerstone of these relationships. To build trust, the Company is committed to dealing with customers fairly, honestly and with integrity. Specifically, employees should keep the following guidelines in mind when dealing with customers:

1.	Information supplied to customers should always be current, accurate, and complete to the best of the employee’s knowledge. Employees will never deliberately misrepresent information to customers.

2.	Employees may not refuse to sell, service, or maintain equipment the Company has produced simply because a customer is buying products from another supplier.

3.	Customer entertainment should never exceed reasonable and customary business practice.

•	Supplier Relationships: The Company deals fairly and honestly with its suppliers. This means that relationships with suppliers are based on price, quality, service and reputation. Employees dealing with suppliers must carefully guard their objectivity. Specifically, no employee should accept or solicit any personal benefit from a supplier or potential supplier that might compromise, or even appear to compromise, the employee’s objective assessment of the supplier’s products and prices. Employees can give or accept promotional items of nominal value or moderately scaled entertainment within the limits of responsible and customary business practice.

•	Competitor Relationships: The Company is committed to free and open competition in the marketplace and throughout all business dealings. Employees must avoid all actions that could be construed as being anti-competitive, monopolistic or otherwise contrary to laws governing competitive practices in the marketplace, including federal and state antitrust laws. This includes misappropriation and/or misuse of a competitor’s confidential information, tampering with a competitor’s products or making false statements about the competitor’s business and business practices.

Gifts and Entertainment

The giving and receiving of gifts is a common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should never compromise, or even appear to compromise, an employee’s ability to make objective and fair business decisions. As a general rule, employees may give or receive gifts or entertainment to

Effective Date:	January 1, 2003
Supersedes:	October 31, 2001

or from customers or suppliers only if the gift or entertainment could not be viewed as an inducement to or reward for any business decision. All gifts and entertainment expenses must be properly accounted for on expense reports. By way of example:

•	Employees may occasionally accept or give meals, refreshments or other entertainment if the items are of reasonable value, the purpose of the meeting or attendance at the event is business related, and the expenses would be paid by the Company as a reasonable business expense if not paid for by another party. Entertainment of reasonable value may include food and tickets for sporting and cultural events if they are generally offered to other customers, suppliers or vendors.

•	Employees may occasionally accept or give advertising or promotional materials of nominal value.

•	Employees may accept or give personal gifts of reasonable value that are related to recognized special occasions such as a graduation, promotion, new job, wedding, retirement or a holiday.

•	Employees who conduct business in other countries must be particularly careful that gifts and entertainment are not construed as bribes, kickbacks or other improper payments.

Employees should make every effort to refuse or return a gift that is beyond these permissible guidelines. If it would be inappropriate to refuse a gift or an employee is unable to return a gift, the employee should promptly report the gift to the employee’s supervisor. The supervisor will bring the gift to the attention of the CFO, who may require the employee to donate the gift to an appropriate community organization.

Gifts and entertainment may not be offered or exchanged under any circumstances to or with any employees of the United States, state or local governments.

Protection and Use of Company Assets

All employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability. The use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited. To ensure the protection and proper use of the Company’s assets, employees should:

•	Exercise reasonable care to prevent theft, damage or misuse of Company property.

•	Promptly report the actual or suspected theft, damage or misuse of Company property to their manager or Human Resources.

•	Use the Company’s property including but not limited to the voicemail, email and other electronic communication services or written materials for legitimate business-related purposes only and within the scope of our policy covering such company assets.

•	Safeguard all electronic programs, data, communications and written materials from inadvertent access by others.

Political Contributions and Activities

United States federal and state contribution and lobbying laws severely limit the contributions the Company can make to political parties or candidates. It is Company policy that Company funds or assets shall not be used to make a political contribution to any political party or candidate, unless the CEO or CFO has given prior approval. By way of example:

•	Employees may not participate in political activities during working hours.

•	The Company’s facilities may not be used for political activities. The Company may make its facilities available for limited political functions with the approval of the CFO or CEO.

Employees who participate in political affairs should be careful to make it clear that their views and actions are their own, and not made on behalf of the Company. For instance, Company letterhead should not be used to send out personal letters in connection with political activities; or the company phone list be used for a mailing list.

Compliance with Laws and Regulations

Each employee has an obligation to comply with the laws of the places in which the Company operates. The Company will not tolerate any activity that violates, or appears to violate, any laws, rules or regulations applicable to the Company. This includes, without limitation, laws covering commercial bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment

Effective Date:	January 1, 2003
Supersedes:	October 31, 2001

discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. Each employee is expected to understand and comply with all laws, rules and regulations that apply to the employee’s job position. If any doubt exists about whether a course of action is lawful, the employee should seek advice immediately from the employee’s manager, the VP Human Resources or the CFO.

Employment Practices

The Company pursues fair employment practices in every aspect of its business. The following is intended to be a summary of some of the Company’s main employment policies and procedures. Copies of detailed policies are available from the Human Resources Department. Employees must comply with all applicable labor and employment laws, including anti-discrimination laws and laws related to freedom of association, privacy and collective bargaining. It is each employee’s responsibility to understand and comply with the laws, regulations and policies that are relevant to the employee’s job. Failure to comply with labor and employment laws can result in civil and criminal liability against the employee and the Company, as well as disciplinary action by the Company, up to and including termination of employment.

•	Harassment and Discrimination: The Company is committed to providing equal opportunity and fair treatment to all individuals on the basis of merit, without discrimination based on any characteristic protected by law. The Company prohibits harassment in any form, whether physical or verbal and whether committed by managers, non-supervisory personnel or non-employees. Harassment may include, but is not limited to, offensive sexual flirtations, unwanted sexual advances or propositions, verbal abuse, or the display in the workplace of sexually suggestive objects or pictures. Employees who have any complaints about discrimination or harassment should report such conduct to their manager or the Human Resources Department. All complaints will be treated with sensitivity and discretion. Any member of management who has reason to believe that an employee has been the victim of harassment or discrimination or who receives a report of alleged harassment or discrimination is required to report it to the Human Resources Department immediately.

•	Alcohol and Drugs: The Company is committed to maintaining a drug-free work place. All Company employees must comply strictly with Company policies regarding the abuse of alcohol and the possession, sale and use of illegal substances. Drinking alcoholic beverages is prohibited while on duty or on the premises of the Company, except at specified Company-sanctioned events. Possessing, using, selling or offering illegal drugs and other controlled substances is prohibited under all circumstances while on duty or on the premises of the Company. Likewise, employees are prohibited from reporting for work, or driving a Company vehicle or any vehicle on Company business, while under the influence of alcohol or any illegal drug or controlled substance.

•	Violence Prevention: The safety and security of Company employees is vitally important. The Company will not tolerate violence or threats of violence in, or related to, the workplace. Employees who experience, witness or otherwise become aware of a violent or potentially violent situation that occurs on the Company’s property or affects the Company’s business must immediately report the situation to their manager or the Human Resources Department.

Violation of Policy - All

Any Company employee who violates the law or who violates this Code will be subject to appropriate discipline, including potential termination of employment. Any employee who fails to report known or suspected violations by another employee may also be subject to appropriate discipline. Furthermore, employees who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms.

Any questions about this Code should be directed to a manager, or submitted on a confidential and anonymous basis as outlined herein. The Company expects all employees, regardless of their level or location, to adhere strictly to the standards set forth in this Code. Each employee is separately responsible for his or her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by someone in management. If an employee engages in conduct prohibited by the law or this Code, the employee will be deemed to have acted outside the scope of his or her employment. Such conduct will subject the employee to disciplinary action, up to and including termination of employment.

Effective Date:	January 1, 2003
Supersedes:	October 31, 2001

Reporting Violations

All employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. If an employee knows of or suspects a violation of this Code, the employee should immediately report the conduct to his or her manager. The manager will work with the employee and Human Resources to investigate the employee’s concern. If the employee does not feel comfortable reporting the conduct to his or her manager or does not get a satisfactory response, the employee may contact the next level management or Human Resources directly.

The Company has also established a secure e-mail address in order to facilitate submission of information on a confidential and anonymous basis. The e-mail address is ethics@symmetricom.com, and will be posted on the Company’s intranet site. Alternatively, the employee can submit the information in writing on a confidential and anonymous basis to Audit Committee of the Board of Directors, c/o Jane Williamson, Symmetricom, Inc., 2300 Orchard Parkway, San Jose, CA 95131.

Reports of known or suspected violations of the law or this Code will be treated with sensitivity and discretion. Each employee’s confidentiality shall be protected to the extent possible consistent with law and the Company’s need to investigate the employee’s concern. The Company strictly prohibits retaliation against an employee who, in good faith, seeks help or reports known or suspected violations. Any reprisal or retaliation against an employee because the employee, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment.